EXHIBIT 12.1
Ratio of Earnings to Combined Fixed Charges and Preferered Stock Dividends

	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
		(in thousands)
(Loss) Income from Continuing Operations Before Income Taxes	$(32,121)	$43,553	$68,161
Fixed Charges	54,670	53,698	54,514
Amortization of Capitalized Interest	175	166	159
Capitalized Interest	(19)	(259)	(50)

Earnings	$22,705	$97,158	$122,784

Fixed Charges:

Interest Expense	$51,609	$50,404	$51,445
Portion of Rent Related to Interest	3,042	3,035	3,019
Capitalized Interest	19	259	50

Fixed Charges	54,670	53,698	54,514

Preferred Stock Dividends	—	—	—

Combined Fixed Charges and Preferred Stock Dividends	$54,670	$53,698	$54,514

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.4	1.8	2.3